

August 25, 2010

Via U.S mail and facsimile (817) 869-9124

Mr. John H. Pinkerton
Chief Executive Officer
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Forth Worth, Texas 76102

      Re: **Range Resources Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 24, 2010
              File No. 1-12209

Dear Mr. Pinkerton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business

Production, Price and Cost History, page 4

1.   Please revise the table to present the field level information required by Item 1204(a) of Regulation S-K.

Properties

Proved Reserves, page 20

2.   We note that you have grouped together your proved reserves related to oil and NGLs. Please explain why you do not believe it is necessary to disclose separately these two

products. Please also tell us the percentage of your total proved reserves of oil and NGLs that are NGLs, and also if you price NGLs separately than oil when valuing your reserve estimates.

Reserve Estimation, page 22

3.   Your disclosure states that DeGolyer and MacNaughton (Southwestern), H.J. Gruy and Associates, Inc. (Southwestern) and Wright and Company, Inc. (Appalachian) collectively <u>reviewed</u> approximately 88% of your proved reserves. In the third party reports filed as exhibits 99.1 to 99.3, H.J. Gruy uses term "reviewed," DeGolyer uses term "reserve audit," and Wright uses term "evaluation." Please explain to us how a review or evaluation is distinguished from a reserve audit as defined in 1202(a)(9) of Regulation S-K. Please also tell us how you selected the properties to be included in each review, reserves audit, or evaluation.

Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities

Estimated Quantities of Proved Oil and Gas Reserves (unaudited)

Reserve Estimation, page F-38

4.   On the top of page F-40, you disclose that of the 1,402,043 Mmcfe of proved undeveloped reserves at year end 2009, 63,800 Mmcfe, or 4.5%, have been reported for five or more years (excluding the 45% of the 116,000 Mmcfe that will be sold with your Ohio properties). You further disclose that all such reserves are in fields which are currently active. With a view toward disclosure, please tell us why such reserves remain undeveloped.

Exhibits 99

5.   You third party reports should address all ten items listed under Item 1202(a)(8) of Regulation S-K.   In this regard, for instance:

   • Neither the H.J Gruy report nor the Wright report state that "used all methods and procedures as it considered necessary under the circumstances to prepare the report" as Item 1202(a)(8)(viii) directs must be included.;

   • None of the reports disclose both the 12 month average benchmark product prices and the average adjusted prices used to determine reserves. In this regard, we note that the DeGolyer and MacNaughton and Wright reports have disclosed the benchmark prices used, but not the average adjusted prices used.; and

- • None of the reports disclose the aggregate percentage difference between your proved reserve estimates and those of your third party engineer.

Please revise or advise.

6.   We note that the Wright report discloses that, in its opinion, Range's estimates of proved reserves have been prepared in accordance with generally accepted industry methods and evaluation principles as set forth in the Society of Petroleum Engineers' Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information. Within this document, we are we are not aware of an official industry compilation of "generally accepted industry methods and evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such generally accepted principles.

7.   The Wright report states that "[t]his report is solely for the information of Range . . ." and continues "[t]his report should not be used, circulated or quoted for any other purpose without the express written consent of the undersigned." The meaning of these disclaimers is unclear, and it could be interpreted to limit investors' reliance on the report. Because Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version of the reports that retain no language suggesting either a limited audience or a limit on potential investor reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Dougherty at (202) 551-3271, or in his absence, Mike Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director